EXHIBIT 99.5

ACKNOWLEDGMENT AND AGREEMENT
OF LICENSEE REGARDING
COLLATERAL ASSIGNMENT

FOR VALUE RECEIVED, the undersigned (the "Licensee”), hereby:

(i) consents to the collateral assignment to Castlerigg Master Investments Ltd., a company organized under the laws of the British Virgin Islands (the "Assignee") of the Amended and Restated License Agreement dated December 9, 2003, by and between Licensee and pSivida Inc. a Delaware corporation (the “Licensor”),as amended by that certain Amendment No. 1 thereto, dated as of June 28, 2005 (the "B&L License Agreement") pursuant to the terms of that certain Collateral Assignment (the “Assignment”); and

(ii) agrees, subject, in all cases, to all of Licensee’s rights under the B&L License Agreement, including, without limitation, the right of set-off against the B&L Royalty Payments, and any further defenses or rights of Licensee, whether existing under contract, otherwise under law, or in equity, to comply with the direction of payment instructions upon its receipt of a Payment Direction Notice executed by the Licensor, stating that an Event of Default (as defined in the Notes dated the date hereof issued by Licensor to Assignee and other Noteholders) has occurred and is continuing.

Licensee hereby acknowledges that, to its knowledge, the B&L License Agreement is in full force and effect and that it has not given notice of any event of default under the B&L License Agreement.

This Acknowledgment and Agreement shall in no way limit, or create in Assignee a priority right over, the rights of Licensee, if any, in and to the assets of Licensor based on claims of Licensee against Licensor with respect to funds, including prepaid royalties, which have been advanced by Licensee to Licensor.

Capitalized terms not defined herein shall have the meaning given them in the Assignment. This Acknowledgment and Agreement sets forth Licensee’s entire agreement with respect to the collateral assignment and Licensee has no other obligations, explicit or implicit, with respect thereto, including any such obligations contained in the Assignment.

IN WITNESS WHEREOF, the Licensee has caused this Acknowledgment and Agreement to be duly executed on this 5th day of September, 2006.

BAUSCH & LOMB INCORPORATED

By:  /s/ Stephen C. McCluski

Name: Stephen C. McCluski
Title: Senior Vice President and Chief Financial Officer